Exhibit (a)(5)

Hologic, Inc.’s Wholly Owned Subsidiary, Cytyc Corporation, Announces Required Tender Offer for its

2.25% Senior Convertible Notes due 2024

BEDFORD, Massachusetts, October 22, 2007—Hologic, Inc. (NASDAQ: HOLX) announced today that its wholly owned subsidiary, Cytyc Corporation, has commenced an offer to repurchase any and all of Cytyc’s outstanding 2.25% Senior Convertible Notes due 2024 (the “Notes”). The indenture governing the Notes requires Cytyc to make the offer as a result of the merger (the “Merger”) on October 22, 2007 of Hologic, Nor’Easter Corp., a Delaware corporation and wholly-owned subsidiary of Hologic which changed its name to Cytyc Corporation immediately following the consummation of the Merger, and Cytyc Corporation, a Delaware corporation that ceased to maintain a separate corporate existence after merging with and into Cytyc as a result of the Merger (“Old Cytyc”), pursuant to an Agreement and Plan of Merger dated as of May 20, 2007 by and among Hologic, Cytyc and Old Cytyc.

Cytyc is offering to purchase the Notes for cash at a purchase price, per $1,000 principal amount, equal to 100% of the principal amount, together with $4.1875 per $1,000 principal amount, representing accrued and unpaid cash interest to, but excluding, November 21, 2007. In the event that all of the outstanding Notes are tendered in the tender offer, the aggregate purchase price required for Cytyc to purchase the tendered Notes is estimated to be approximately $69,500,000. The tender offer for the Notes will expire at 11:59 p.m., Eastern Time, on Wednesday, November 21, 2007, unless extended or earlier terminated. Holders may withdraw their tendered Notes at any time prior to the expiration time. As required by the indenture governing the Notes, on November 21, 2007, Cytyc will purchase all Notes properly tendered and not withdrawn. All Notes purchased pursuant to Cytyc’s offer will be retired upon purchase. Cytyc expects to fund the tender offer with cash on hand.

As a result of the Merger, each $1,000 principal amount of the Notes is now convertible at the option of the holder at any time and from time to time into $556.11765 in cash and 17.526132 shares of Hologic common stock, representing a conversion price equal to the consideration payable to Hologic stockholders in the Merger of (i) $16.50 in cash per share of Old Cytyc, multiplied by 33.7041, and (ii) 0.52 shares of Hologic common stock, multiplied by 33.7041. On October 19, 2007, the last reported sale price of Hologic common stock (into which the Notes are convertible) on the Nasdaq Global Select MarketTM was $65.84. Fractional shares of Hologic common stock will not be issued upon conversion. Instead, Hologic will pay cash for any shares of fractional Hologic common stock holders would otherwise have received.

Neither Hologic’s nor Cytyc’s Board of Directors, nor any other person makes any recommendation as to whether holders of Notes should choose to tender their Notes in this offer, and no one has been authorized to make such a recommendation.

This press release is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities with respect to the Notes. The offer to purchase will be only pursuant to, and the Notes may be tendered only in accordance with, the Notice of Designated Event and Offer To Purchase dated October 22, 2007. Holders of Notes may obtain the Notice of Designated Event and Offer to Purchase through the Trustee under the Indenture in its capacity as paying agent, U.S. Bank Trust National Association, 60 Livingston Avenue, St. Paul, Minnesota 55107, Attention: Gar Osland, Corporate Trust Department, facsimile number (651) 495-8158.

HOLDERS OF CYTYC’S OUTSTANDING 2.25% SENIOR CONVERTIBLE NOTES DUE 2024 AND OTHER INTERESTED PARTIES ARE URGED TO READ CYTYC CORPORATION’S NOTICE OF DESIGNATED EVENT AND OFFER TO PURCHASE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYTYC CORPORATION AND THE OFFER.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may be obtained without charge at Hologic’s website, www.Hologic.com, or by directing a request to Hologic’s investor relations department at Hologic, Inc., Investor Relations, 35 Crosby Drive, Bedford, Massachusetts 01730.

About Hologic, Inc.

Hologic, Inc. is a leading developer, manufacturer and supplier of premium diagnostic and medical imaging systems dedicated to serving the healthcare needs of women, and a leading developer of innovative imaging technology for digital radiography and breast imaging. Hologic’s core business units are focused on mammography and breast biopsy, osteoporosis assessment, and mini C-arm and extremity MRI imaging for orthopedic applications.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Hologic cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. The Registration Statement on Form S-4 (File No. 333-144238), the annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact Hologic. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Hologic Contacts:

Glenn Muir, Executive Vice President and Chief Financial Officer

781-999-7300

Frances Crecco, Investor Relations

781-999-7377